Free Writing Prospectus Filed Pursuant to Rule 433
Registration No. 333-264092, November 13, 2025

GSG iShares S&P GSCI Commodity-Indexed Trust

iShares by BlackRock

Fact Sheet as of September 30, 2025

FUND DESCRIPTION

The iShares S&P GSCI Commodity-Indexed Trust seeks to track a fully collateralized index of a diversified group of commodity futures. The fund offers a way to diversify portfolios and express views on energy, metals, agriculture, and livestock markets.

The iShares S&P GSCI Commodity-Indexed Trust is not an investment company registered under the Investment Company Act of 1940, and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the Investment Company Act of 1940. Investments in shares of the Trust are speculative and involve a high degree of risk. Before making an investment decision, you should carefully consider the risk factors and other information included in the prospectus.

GROWTH OF HYPOTHETICAL $10,000 SINCE INCEPTION


20,000
15,000
10,000
5,000
0
Jul-06
Jul-08
Jul-10
Jul-12
Jul-14
Jul-16
Jul-18
Jul-20
Jul-22
Jul-24
Sep-25
Fund
Benchmark

The Growth of $10,000 chart reflects a hypothetical $10,000 investment and assumes reinvestment of dividends and capital gains. Fund expenses, including management fees and other expenses were deducted.

CALENDAR YEAR PERFORMANCE (%)

	2020	2021	2022	2023	2024
NAV	-24.26	39.02	24.09	-5.34	8.25
Market Price	-23.98	38.77	24.08	-5.51	8.52
Benchmark	-23.72	40.35	25.99	-4.27	9.25

ANNUALIZED PERFORMANCE (%)

	1y	3y	5y	10y	Since Inception
NAV	9.15	3.61	16.29	3.01	-3.88
Market Price	9.38	3.73	16.40	3.00	-3.87
Benchmark	10.13	4.70	17.57	4.07	-2.97

The performance quoted represents past performance and does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when sold or redeemed, may be worth more or less than the original cost. Current performance may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.iShares.com or www.blackrock.com.

Beginning 8/10/20, the market price returns are calculated using the closing price. Prior to 8/10/20, the market price returns were calculated using the midpoint of the bid/ask spread at 4:00 PM ET. The returns shown do not represent the returns you would receive if you traded shares at other times.

** The S&P GSCI® Total Return Index reflects the total returns that are potentially available through a rolling uncollateralized investment in the contracts comprising the S&P GSCI®, plus the hypothetical Treasury bill rate of return that could be earned if the futures positions were fully collateralized. The S&P GSCI® is a benchmark designed to reflect the performance of a production-weighted basket of physical commodities.*

KEY FACTS

Asset Class: Commodity
Benchmark: S&P GSCI(R) Total Return Index
Fund Launch Date: 07/10/2006
Distribution Frequency: None
CUSIP: 46428R107
Shares Outstanding: 43,250,000
Exchange: NYSE Arca
Net Assets of Fund (M): $990.63

FEES AND EXPENSES BREAKDOWN

Sponsor Fee	0.75%

FUND CHARACTERISTICS

Equity Beta (3y): 0.14
Standard Deviation (3y): 12.95%

TOP HOLDINGS (%)

TREASURY BILL	14.09%
TREASURY BILL	9.56%
TREASURY BILL	8.72%
TREASURY BILL	8.70%
TREASURY BILL	6.49%
TREASURY BILL	6.31%
TREASURY BILL	5.01%
TREASURY BILL	4.80%
TREASURY BILL	4.74%
TREASURY BILL	4.35%
Total of Portfolio	**72.77%**

Holdings are subject to change.

iShares S&P GSCI Commodity-Indexed Trust

iShares by BlackRock

GLOSSARY

Equity Beta (3y): Beta is a measure of the tendency of securities to move with the market as a whole. A beta of 1 indicates that the security's price will move with the market. A beta less than 1 indicates the security tends to be less volatile than the market, while a beta greater than 1 indicates the security is more volatile than the market. Calculated vs. S&P 500.

Standard Deviation (3y): Standard deviation measures how dispersed returns are around the average. A higher standard deviation indicates that returns are spread out over a larger range of values and thus, more volatile.

Distribution Frequency: How often a distribution is paid by the fund. The most common distribution frequencies are annually, biannually and quarterly.

IMPORTANT INFORMATION:

Source: BlackRock, unless otherwise noted.

The iShares® S&P GSCI® Commodity-Indexed Trust (the "Trust") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares. com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.
Investing involves risks including possible loss of principal.

The iShares® S&P GSCI® Commodity-Indexed Trust (the "Trust") is a commodity pool, as defined in the Commodity Exchange Act and the applicable regulations of the Commodity Futures Trading Commission, or "CFTC," and is operated by its "Sponsor," iShares® Delaware Trust Sponsor LLC, a commodity pool operator registered with the CFTC. BlackRock Fund Advisors or "BFA," is an indirect subsidiary of BlackRock, Inc. that serves as the commodity trading advisor, or the "Advisor," of the Trust and is registered with the CFTC. BlackRock Investments, LLC ("BRIL"), a broker-dealer and Financial Industry Regulatory Authority ("FINRA") member, provides promotional support to the Trust. BlackRock Institutional Trust Company, N.A. ("BTC"), a national banking association, is the Trustee of the Trust. BFA, BRIL and BTC are affiliates of BlackRock, Inc. (together with its affiliates, "BlackRock").

Investments in shares of the Trust are speculative and involve a high degree of risk. You could lose all or a substantial portion of your investment in the shares of the Trust. Before making an investment decision, you should carefully consider the risk factors and other information included in the prospectus. The value of the shares of the Trust, which seeks to track the S&P GSCI® Total Return Index ("Index"), depends on the value of the Index Futures (as such term is defined below) and cash or other collateral assets used to satisfy applicable margin requirements for those Index Future positions. Index Futures are exchange-traded index future contracts on the S&P GSCI-ER, and may include contracts of different terms and expirations over time.

Commodities markets have historically been extremely volatile. The trading of commodity futures contracts may be illiquid. In addition, suspensions or disruptions of market trading in the commodities markets and related futures markets may adversely affect the value of your Shares. Shares may outperform or underperform the Index.

The price you receive upon the sale of your shares may be less than their NAV. The NAV will fluctuate with changes in the market value of the Trust's assets, and market supply and demand. Brokerage commissions and fees will reduce returns.

Although shares of the Trust may be bought or sold on the exchange through any brokerage account, shares of the Trust are not redeemable from the Trust except in one or more blocks of 50,000 units called Baskets. Only institutions that become Authorized Participants may purchase or redeem Baskets.

Shares of the Trust may not provide the anticipated benefits of diversification from other asset classes. The lack of an active trading market for the shares may result in losses on your investment at the time of disposition of your shares. Diversification may not protect against market risk.

The Trust issues shares representing fractional undivided beneficial interests in its net assets. Please note that, since the shares of the Trust are expected to reflect the price of commodities, as described more fully in the prospectus, held by the Trust, the market price of the shares will be as unpredictable as the price of those commodities have historically been.

The price received upon the sale of shares of the iShares S&P GSCI® Commodity-Indexed Trust , which trade at market price, may be more or less than the value of the commodities represented by them. If an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares. For a more complete discussion of risk factors relative to the iShares S&P GSCI® Commodity-Indexed Trust, carefully read the prospectus.

Following an investment in the Trust, several factors may have the effect of causing a decline in the prices of the commodities and a corresponding decline in the price of the shares. Among them: (i) a change in economic conditions, such as a recession, can adversely affect the price of the commodities. These commodities are used in a wide range of industrial applications, and an economic downturn could have a negative impact on its demand and, consequently, its price and the price of the Trust; (ii) a significant change in the attitude of speculators and investors towards the commodities. Should the speculative community take a negative view towards the commodities, a decline in world commodities prices could occur, negatively impacting the price of the Trust; (iii) a significant increase in the commodity price hedging activity by commodities producers.

The Trust is not sponsored, endorsed, sold, or promoted by S&P Dow Jones Indices LLC or its affiliates. Neither S&P Dow Jones Indices LLC, nor its affiliates, make any representation regarding the advisability of investing in the Trust.

Diversification may not protect against market risk or loss of principal. Shares of ETFs are bought and sold at market price (not NAV) and are not individually redeemed from the fund. Any applicable brokerage commissions will reduce returns.

Index returns are for illustrative purposes only. Index performance returns do not reflect any management fees or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results.

BlackRock provides compensation in connection with obtaining or using third-party ratings and rankings.

Not FDIC Insured - No Bank Guarantee - May Lose Value

Contact Us

For US: 1-800-474-2737 • ISHARES.COM

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